WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

July 26, 2018

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

 File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust”) with respect to Staff comments received orally on July 9, 2018 regarding the Trust’s Post-Effective Amendment No. 622, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 29, 2018 with respect to a change in objective of the WisdomTree U.S. Quality Shareholder Yield Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please confirm that the Fund intends to invest at least 80% of its assets in “U.S. High Quality Dividend Paying Securities.”

Response: The Fund intends to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. securities in accordance with Rule 35d-1 under the 1940 Act. The Trust has added the following disclosure to the “Additional Information About the Funds’ Investment Strategies” section of the Prospectus:

U.S. Quality Shareholder Yield Fund. The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of companies domiciled in the U.S. or listed on a U.S. exchange.

The Trust has also added similar disclosure to the “Non-Fundamental Policies” section of the SAI. However, the Trust respectfully asserts that the remaining portion of the Fund’s name - the “Quality Shareholder Yield” - is not subject to Rule 35d-1 because those words connote an investment strategy, not a particular type of investment. The Trust recognizes that a particular fund name may still be misleading under the antifraud provisions of the federal securities laws. Accordingly, the Fund’s principal investment strategy indicates that the Fund will invest “primarily in U.S. equity securities that provide a high “total shareholder yield” and exhibit favorable quality characteristics….” Further, the Trust does not believe that the Fund’s name

July 26, 2018

would lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments and the risks of those investments. Notwithstanding the Trust’s belief that Rule 35d-1 does not apply to “Quality Shareholder Yield”, the Trust believes that through the Fund’s strategy description and its 80% policy related to U.S. securities, the Fund complies with the form and substance of Rule 35d-1.

2.

Comment: In the “Principal Investment Strategies of the Fund” section of the Prospectus, please explain, and provide additional detail regarding, the terms “favorable quality characteristics” and “attractive attributes for traditional quality measures.”

Response: These terms refer to the characteristics and attributes of a company that demonstrate the company’s quality in terms of its profitability, rather than its total shareholder yield. The Fund’s principal investment strategy specifically identifies “return on equity and return on assets” as quality measures of whether a company possesses these quality characteristics and attributes. The second paragraph of the Fund’s investment strategy has been revised to clarify what constitutes favorable quality characteristics. For example, the first sentence of the second paragraph has been replaced with the following:

The Fund seeks to achieve its investment objective by investing primarily in U.S. equity securities that provide a high “total shareholder yield” and exhibit favorable quality characteristics that demonstrate a company’s profitability, such as strong returns on equity (ROE) and/or returns on assets (ROA).

3.

Comment: In the “Principal Investment Strategies of the Fund” section of the Prospectus, with respect to the term “high shareholder yield”, please note that the Staff believes this term is generally viewed to include three forms of yield: dividend yield, buyback yield, and debt paydown and reduction yield. Please explain why debt paydown and reduction yield was not disclosed, or consider whether “total shareholder yield” is a more accurate description of what the Fund seeks to obtain.

Response: The disclosure was intended to reflect a screen based on high “total shareholder yield” as opposed to “high shareholder yield” and has been revised accordingly.

4.	Comment: In the “Principal Investment Strategies of the Fund” section of the Prospectus, please considering further defining the terms “return on equity” and “return on assets.”

Response: The Trust believes that the use of such terms in the context provided and related disclosures is sufficient; however, the first sentence of the second paragraph has been revised as noted in response to Comment 2 to reflect that ROE and ROA are quality measures of a company’s profitability.

5.	Comment: The disclosure indicates that the Fund has a policy to not concentrate. Please confirm that the Fund will not invest greater than 25% of its assets in any industry or sector.

July 26, 2018

Response: The Trust confirms that the Fund has a policy to not concentrate in any one industry. As of the date of the Prospectus, the Fund did not concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector. However, the Fund currently invests a significant portion of its assets in each of the consumer discretionary, industrial and information technology sectors and risk disclosure has been included in the “Principal Risks of Investing in the Fund” section for these sectors.

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Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan Louvar
Ryan M. Louvar
Secretary

cc:	Joanne Antico, Esq. (WisdomTree)
W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)
K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)